Via Facsimile and U.S. Mail
Mail Stop 6010

November 7, 2006

Mr. Richard F. Hamm, Jr.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

> **Re:** **Dendreon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-30681**

Dear Mr. Hamm:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief